555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

LATHAM&WATKINS LLP

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July 1, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: **QinetiQ Group plc – File No. 82-34944**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Dear Sir or Madam:

On behalf of QinetiQ Group plc and pursuant to Rule 12g3-2(b) under the Exchange Act, enclosed herewith please find:

- Regulatory Announcement – Resignation of Director, dated June 5, 2008
- Regulatory Announcement – Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons, dated May 30, 2008
- Regulatory Announcement – Voting Rights and Capital, dated May 29, 2008
- Regulatory Announcement – Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons, dated May 28, 2008
- Regulatory Announcement – QinetiQ Group plc Audited Preliminary Results – Part 1, dated May 28, 2008
- Regulatory Announcement – QinetiQ Group plc Final Results - Part 2, dated May 28, 2008

dw 7/7

- Regulatory Announcement – QinetiQ Group plc Final Results - Part 3, dated May 28, 2008
- Regulatory Announcement – Notification of Major Interests in Shares, dated May 23, 2008
- Regulatory Announcement – Appointment of new Chief Financial Officer at QinetiQ, dated May 21, 2008
- Regulatory Announcement – Director/PDMR Shareholding - Purchase of ordinary shares in QinetiQ, dated May 13, 2008
- Regulatory Announcement – Notice of Results, dated May 1, 2008

All information and documents furnished under the cover of this letter are furnished on the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact me at (202) 637-2346.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,



Nicholas Yunes
of LATHAM & WATKINS LLP

Enclosures

DC\1113164.1

REG-QINETIQ GROUP PLC RESIGNATION OF DIRECTOR

Released: 06/05/2008
com:20080605:RnsE0916W

RNS Number : 0916W

QinetiQ Group plc

05 June 2008

5 June 2008

QinetiQ Group plc

Resignation of Director

QinetiQ Group plc confirms that, as previously announced on 17 January 2008, Doug Webb, Chief Financial Officer, resigned as a director of QinetiQ Group plc with effect from 30 May 2008.

As announced on 21 May 2008, he will be succeeded by David Mellors as Chief Financial Officer who joins from Logica PLC, the IT and business services group where he is the Deputy CFO. It is anticipated that Mr Mellors will take up his new role with effect from the end of August 2008 when he will also join the QinetiQ Board as an Executive Director.

Lynton D. Boardman

Company Secretary

Tel: +44 (0)1252 392000

This information is provided by RNS

The company news service from the London Stock Exchange

END

BOAFAMITMMMMBFP

REG-QINETIQ GROUP PLC DIRECTOR/PDMR SHAREHOLDING

Released: 30/05/2008
com:20080530:Rnsd6505V

RNS Number : 6505V

QinetiQ Group plc

30 May 2008

QinetiQ Group plc

30 May 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

The information listed below relates to a transaction notified in accordance with DR3.1.4R(1)a and DR3.1.4R(1)b.

QinetiQ Group plc (the "Company") announces that it received notification on 30 May 2008 of the following purchase of ordinary shares of 1 penny each in the Company ("Ordinary Shares") at a price per share of 206.4625p from the following director of the Company:

Name of Director	No. of Ordinary Shares Purchased	Percentage of issued share capital
Sir David Lees	10,000	0.0015%

As a result of the above, the interest of Sir David Lees in the Company's Ordinary Shares is as follows:

Name of Director	Total number of Ordinary Shares held following notification	Percentage of issued share capital
Sir David Lees	73,000	0.0111%

The transaction described above took place on 30 May 2008 in the United Kingdom and relates to Ordinary Shares held by Sir David Lees. No connected persons of Sir David Lees participated in the disclosed transaction.

Lynton D. Boardman

Company Secretary

30 May 2008

Tel: (+44) (0)1252 392000

This information is provided by RNS

The company news service from the London Stock Exchange

END

RDSSDSFDSSASE LI

REG-QINETIQ GROUP PLC TOTAL VOTING RIGHTS

Released: 29/05/2008
com:20080529:Rnsc5315V

RNS Number : 5315V

QinetiQ Group plc

29 May 2008

QinetiQ Group plc

29th May 2008

QinetiQ Group plc ("the Company") - Voting Rights and Capital

In conformity with the Transparency Directive, the Company is required to notify the market of the following:

The Company's capital consists of 660,476,373 ordinary shares with voting rights. None of these ordinary shares is held in Treasury.

Therefore the total number of voting rights in the Company is 660,476,373.

The above figure of 660,476,373 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Lynton D. Boardman

Company Secretary

Tel: +44 (0)1252 392000

This information is provided by RNS

The company news service from the London Stock Exchange

END

TVRBXGDUSGDGGIC

REG-QINETIQ DIRECTOR/PDMR SHAREHOLDING

Released: 28/05/2008
RNS Number : 4203V
QinetiQ Group plc
28 May 2008

QinetiQ Group plc

28 May 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

The information listed below relates to a transaction notified in accordance with DR3.1.4R(1)a and DR3.1.4R(1)b.

QinetiQ Group plc (the "Company") announces that it received notification on 28 May 2008 of the following purchase of ordinary shares of 1 penny each in the Company ("Ordinary Shares")
at a price per share of 199.708p from the following director of the Company:

Name of Director	No. of Ordinary Shares Purchased	Percentage of issued share capital
Nick Luff	23,000	0.0035%

As a result of the above, the interest of Mr Luff in the Company's Ordinary Shares is as follows:

Name of Director	Total number of Ordinary Shares held following notification	Percentage of issued share capital
Nick Luff	50,000	0.0076%

The transaction described above took place on 28 May 2008 in the United Kingdom and relates to Ordinary Shares held by Mr Luff. No connected persons of Mr Luff participated in the disclosed transaction.

Lynton D. Boardman

Company Secretary

28 May 2008

Tel: (+44) (0)1252 392000

END

REG-QINETIQ GROUP PLC FINAL RESULTS - PART 1

Released: 28/05/2008
com:20080528:Rnsb3648V

RNS Number : 3648V

QinetiQ Group plc

28 May 2008

For release at 0700 hrs on Wednesday 28 May 2008

QinetiQ Group plc audited preliminary results

for the year ended 31 March 2008

	2008	2007
Revenue	£1,366.0m	£1,149.5m
Underlying operating profit	£127.0m	£106.0m
Underlying operating margin	9.3%	9.2%
Underlying profit before tax	£109.0m	£94.0m
Profit before tax	£51.4m	£89.3m
Underlying earnings per share	13.4p	11.3p
Basic earnings per share	7.2p	10.5p
Interest cover	9.2 times	11.7 times
Net debt	£379.9m	£300.8m
Cash flow from operations	£102.3m	£94.1m
Orders	£1,277.1	£1,214.0m
Funded backlog (excluding LTPA)	£947.7m	£850.9m
Underlying effective tax rate	19.3%	21.2%
Full year dividend per ordinary share	4.25p	3.65p

Underlying financial measures are presented as the Board believes these provide a better representation of the Group's long term performance trends. Definitions of underlying measures of performance can be found in the glossary on page 21. A reconciliation between basic and underlying earnings can be found in note 4 in the preliminary results announcement.

Financial Highlights

* Revenue up 19% to £1,366mincludes organic revenue growth of 8.6%
* Underlying operating profit increased 20% to £127.0m
* Underlying earnings per share growth of 19% to 13.4p (2007: 11.3p)
* Full year dividend increased by 16% to 4.25 pence per share (2007: 3.65 pence per share)
* Healthy book to bill ratio of 1.1:1
* Total funded backlog of £5.7bn (including LTPA)

Operating Highlights

QNA

* Organic revenue growth of 17.6%
* $1 billion+ businessconsolidating market presence
* Business integration delivering continued strong organic growth
* Completed five acquisitions in key markets

EMEA

* Organic revenue growth of 4.5%
* Continued growth in revenue from MOD
* Overseas expansion into Australia through investment of £13m in three acquisitions
* Business reorganised to exploit future growth opportunities
* Restructuring ahead of schedule and will deliver improved margins

Ventures

* Continued investment in Ventures in year
* Venture fund established with Coller Capital

Commenting on the results QinetiQ CEO Graham Love:

"QinetiQ has delivered another year of strong operating and financial performance with EPS growth of 19% reflecting the benefits of the highly differentiated business we have built in the UK and North America. Our North American performance continues to demonstrate the quality of the businesses we have acquired and their successful integration into a focussed $1bn plus turnover enterprise. It is also pleasing to see EMEA deliver organic revenue growth of 4.5% with more to come as our capability review and restructuring bear fruit.

Our business model and forward visibility to earnings are robust. Our ability to innovate and respond quickly to our customers' needs with value for money solutions through the deep expertise of our people ensures that the Group is well positioned to benefit from the opportunities that exist in all of our key markets. We enter the new year with confidence and expect to continue making good progress towards our Group targets including our increased medium-term operating margin target of 11%."

- ENDS -

There will be a webcast of the presentation of the preliminary results to analysts at 09:30 am on 28 May 2008. If you wish to watch this broadcast you will need to register in advance at www.qinetiq.com/home/investor_centre.html. The event will be broadcast at the same address.

There will also be an audiocast of the event which can be heard using the following numbers:

UK participants: 0800 634 5205

International: +44 208 817 9301

US Toll Free: 1 866 629 2704

The presentation will be available at our investor relations page http://www.qinetiq.com/home/investor_centre.html on the morning of our results and the video conference will be uploaded to the site following the event.

For further information please contact:

QinetiQ: David Bishop, Media Relations +44(0)7920 394573

Adrian Colman, Investor Relations +44 (0)7740 432699

Citigate Dewe Rogerson: Andrew Hey +44 (0)20 7216 4729

Disclaimer

All statements other than statements of historical fact included in this document, including, without limitation, those regarding the financial condition, results, operations and businesses of QinetiQ and its strategy, plans and objectives and the markets and economies in which it operates, are forward-looking statements. Such forward-looking statements, which reflect management's assumptions made on the basis of information available to it at this time, involve known and unknown risks, uncertainties and other important factors which could cause the actual results, performance or achievements of QinetiQ or the markets and economies in which QinetiQ operates to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Nothing in this document should be regarded as a profit forecast.

Financial overview

QinetiQ is pleased to report another year of strong performance, the second as a publicly listed company. The Group has a distinctive strategy to address a robust core market which has enabled good growth across all of its key financial metrics.

Revenue increased 19% to £1,366m, including organic growth of 8.6%, and underlying operating profit increased 20% to £127.0m. Order intake continued to be robust with a book to bill ratio achieving our Group target of 1.1:1. Total funded backlog, including the LTPA, is £5.7bn, which gives us excellent forward visibility for the business.

Net cash inflow from operating activities of £102.3m translated into an underlying operating cash conversion of 77% for the year, up from 56% last year.

Underlying earnings per share increased by 19% to 13.4p per share. We propose to increase the final dividend to 2.92p per share bringing the total dividend to 4.25p per share. This represents an increase in total dividend of 16% over last year and is covered 3.2 times by earnings.

Delivery against our strategy

Continue building our business in North America, delivering good organic growth supplemented by targeted acquisitions

QinetiQ North America (QNA) has delivered another year of strong performance with 17.5% organic growth in revenue. This has been supplemented by our continuing acquisition programme in North America which added five further businesses. The acquisitions of ITS, 3H Technology and Pinnacle CSI provide the IT Services and Mission Solutions businesses with enhanced access to the homeland security and intelligence communities through excellent customer relationships and strong contractual positions. The acquisitions of Automatika and Applied Perception continue to build on our expertise in robotic and autonomous platforms in the Technology Solutions business.

The existing QNA businesses have delivered impressive operating results in the period. In particular the Technology Solutions business has had an exceptional year through very strong orders and sales of the TALON(R) robot range. Over $200m of further funding for TALON(R) robots was received in the year and in excess of 800 TALON(R) robots were shipped. A $400m follow on Indefinite Delivery Indefinite Quantity (IDIQ) contract was received in May 2008. Over 2,000 units have now been deployed to Iraq and Afghanistan most of which are being used to locate and remotely disable roadside bombs. This business has also shown an increasing diversity in product offerings such as LAST(R) Armor and the EARS Sniper Detection systems gaining traction in the year.

Integration of the QNA businesses has made significant progress with a clear focus on business development activities to ensure that QNA continues to bid for, and win, larger opportunities than its constituent parts have previously been able to achieve. One such example was NASA's award of a $190m five-year contract to our Mission Solutions business to provide Environmental Test and Integration Support services. QNA is now a $1billion plus integrated business and has been successful in recruiting highly experienced defence industry professionals, with excellent customer insights, to help continue to drive strong organic growth from our resilient positions in the defence, security and intelligence markets. At a business unit level we see further integration opportunities and, during the course of the coming year, will merge the IT Services operations into the Systems Engineering and Mission Solutions businesses continuing to improve customer focus and opportunity exploitation.

Build on our powerful UK defence franchise, growing our market share in technology insertion, advice and managed services, whilst robustly defending our market leading position in MOD research

At the start of the year we created our EMEA sector by combining the Defence & Technology and Security & Dual Use businesses. We are pleased that these integrated EMEA operations have returned to growth in the year, with revenue increasing organically by 4.5% and direct revenue from the MOD increasing by £14.6m to £599.1m. In March we successfully completed the £951m re-pricing agreement covering the second five year term of the 25-year LTPA with the MOD. We continue to work with the MOD towards finalising the 30-year DTR contract, for which we are the preferred bidder. We expect to agree the customer requirements and pricing in 2008 and to finalise the contract by March 2010.

During the course of the year, we have conducted a review of the EMEA structure and, with effect from 1 April 2008, have re-organised the sector into four

offering focussed businesses: Managed Services; Consulting; Integrated Systems and Applied Technologies. This reorganisation will improve the engagement with our defence customer base and has also allowed us to remove a significant amount of duplication as we have consolidated a large number of units into these four businesses. This process will be completed in the first half of the coming year and, once complete, we now expect to deliver full year annual savings of at least £12m. We have taken the cost of achieving this reorganisation of £32.6m as a non-recurring charge in the income statement.

Good progress has been made on using the excellent customer access provided by our North American business to accelerate the deployment of EMEA technology into the largest accessible global market. During the year we successfully sold our SPO stand-off detectors, developed in EMEA, to the US Transportation Security Administration through QNA and we are currently pursuing a pipeline of other similar cross-sector opportunities.

Build valuable new market positions in selected EMEA markets outside the UK

The creation of the EMEA sector also underlined our ambition to deliver growth from defence markets beyond the UK and North America. We believe that the structure and team we have created will allow us to pursue exciting opportunities to replicate appropriate offerings from EMEA's core UK market into selected international defence markets. As other defence markets mature over the coming years our value-based services and solutions become more relevant to these potential new customers.. Our initial view of the likely markets that offer the best prospect in the medium term are in Asia Pacific, Scandinavia and the Middle East.

During the year we established a footprint in Australia with the acquisition and subsequent integration of three defence consulting businesses as QinetiQ Consulting Pty. Historically we have provided services to the Australian defence marketplace from the UK. The establishment of a base in Australia, with an in-country capability of over 300 employees, provides the mechanism to leverage the wider range of our services to our Australian customers.

We continue to review other geographical markets, although our immediate priority is to bed down our Australian operations. Once achieved, they provide us with a basis to expand our offering through parts of the South East Asian market. Closer to home, we are looking to establish a representative office in Scandinavia, with the volume of business opportunities making it increasingly important for us to maintain a closer interface with our customers in this region.

Take selected defence technologies into new markets, through direct exploitation, venturing and licensing

The EMEA reorganisation will allow us to improve our targeting of key non-defence markets such as Security and Energy & Environment where many of our consulting-led solutions and services are in demand as these markets develop. Evidence of the significant role we can undertake in these markets was demonstrated through the award of a contract worth up to £33m as part of the UK Home Office's e-Borders programme where we are providing security accreditation and human factors services. We have added to our capabilities in the security market place through the October 2007 acquisition of Boldon James, a company offering high-end secure messaging solutions for government, military and

security customers worldwide.

In August 2007 we completed a transaction with Coller Capital to establish a technology venture fund consisting of seven of our ventures. The creation of the fund enables these ventures to be managed by an independent team focused on accelerated growth with access to Coller Capital's expertise in commercialising technology and further funding from QinetiQ and Coller Capital. These businesses continue to make satisfactory progress.

We continue to develop a pipeline of new ventures where we believe these will deliver attractive returns on investment in the medium term. The Tarsier(R) integrated camera enhancement programme has attracted significant additional interest with an order placed for a radar and camera system from BAA for London Heathrow airport and a camera system order from Vancouver International Airport, our original launch customer for the radar system

Board changes

George Tenet has provided great insight to the Board on the North American market, to the extent that, given his other increasing commitments, we agreed that his time with us would be better spent through membership of the QinetiQ North America board. In addition we are pleased to have recruited Admiral Edmund Giambastiani Jr who joined the Board in February 2008 as an independent Non-executive Director. He brings with him a vast reservoir of experience from a military career that included service as the second highest ranking military officer in the United States, serving as the Vice Chairman of the Joint Chiefs of Staff between 2005 and 2007.

Doug Webb leaves the Group at the end of May 2008 to join the London Stock Exchange as its Chief Financial Officer. He will be succeeded by David Mellors who will join the Board as Chief Financial Officer in August 2008 from Logica PLC.

Future prospects and outlook

We are well positioned in our key primary markets and will continue to execute our strategy effectively in the coming year.

In North America our business has delivered strong organic growth and is well positioned to continue to benefit from the market opportunities that exist. We believe that the specific markets we serve and the high-end solutions and services we provide are key to the defence, homeland security and intelligence policies of any future US Administration. We believe our highly focussed North American business will continue outpacing the expected growth rate of the overall US defence budget and we are targeting continued double digit organic growth.

Our newly restructured EMEA business is well positioned to respond in a flexible and agile way to meet its customers' needs. Our opportunity going forward is to respond to the challenges faced by our customers and to use technology-rich solutions to provide them with value for money propositions. Technology development and insertion into new platforms to extend the life of existing platforms is a key strength that we add to the defence supply chain. On the consulting and managed services axis, our specialist procurement, test and evaluation services help ensure the MOD acquires and utilises equipment that

gives the right balance of through life capability and value to the UK armed forces. The EMEA business has the organisation and capabilities in place to maintain the growth trajectory it has now established. Looking further out, as the headwind of MOD research fully opening to competition recedes we are well placed to deliver accelerated growth from EMEA.

We will continue to target selective acquisitions to complement and grow our capabilities and to access new markets. The Group's strong balance sheet position, inherently cash generative operations and access to committed financing facilities allow us to continue to make value enhancing acquisitions at a similar rate to that delivered in recent years. We will also continue to invest in opportunities to exploit our defence technologies in other markets, where these opportunities offer attractive projected returns.

Our business model and forward visibility to earnings are robust. Our ability to innovate and respond quickly to our customers' needs with value for money solutions through the deep expertise of our people ensures that the Group is well positioned to benefit from the opportunities that exist in all of our key markets. We enter the new year with confidence and expect to continue making good progress towards our Group targets including our increased medium-term operating margin target of 11%.

Group Summary

	2008 £m	2007 £m	2006 £m
Orders	1,277.1	1,214.0	816.7
Revenue	1,366.0	1,149.5	1051.7
Underlying(1) EBITDA	165.0	140.5	124.5
Underlying(1) operating profit	127.0	106.0	90.7
Underlying(1) operating margin	9.3%	9.2%	8.6%
Operating profit	76.4	93.4	69.5
Underlying(1) profit before tax	109.0	94.0	80.1
Profit before tax	51.4	89.3	72.5
Underlying(1) operating cash flow	100.3	60.1	76.9
Operating cash conversion	77%	56%	84%
Net debt	379.9	300.8	233.0
Funded backlog(2)	947.7	850.9	608.4
Underlying(1) effective tax rate	19%	21%	23%
Underlying(1) earnings per share	13.4p	11.3p	10.2p
Dividend per share	4.25p	3.65p	2.25p

(1) Underlying financial measures are presented as the Board believes these provide a better representation of the Group's long term performance trends. Definitions of underlying measures of performance can be found in the glossary on page 21. A reconciliation between basic and underlying earnings can be found in note 4.

(2) Excluding remaining £4.7bn (2007: £4.8bn, 2006: £5.0bn) in respect of LTPA

contract

Revenue increased £216.5m with organic revenue growth of 8.6%. Underlying operating profit increased by 20% to £127.0m, with organic growth across QNA and EMEA of 16%. Orders increased £63.1m on the prior year, with the Group maintaining a healthy book to bill ratio of 1.1:1 (excluding the LTPA).

A strong level of cash conversion was maintained allowing the Group to continue to fund both acquisitions and organic growth opportunities.

Revenue

	2008 £m	2007 £m	2006 £m
Revenue			
QinetiQ North America	540.2	358.2	248.4
EMEA	820.1	779.3	797.2
Ventures	5.7	12.0	6.1
Total	1,366.0	1,149.5	1,051.7

Group revenue increased 19% to £1,366m due to a combination of strong organic growth and the contributions made by recent acquisitions. In constant currency terms using the average rate from the prior year the Group would have reported revenues of £1,391m.

QNA revenue increased £182.0m with organic growth of 17.5%. Strong demand for both TALON(R) robots and LAST Armor products provided organic growth of 35% within the Technology Solutions business. The Systems Engineering business delivered organic growth of 18%. IT Services revenue increased by £53.0m with good organic growth of 6.7% in a market adversely impacted by budget pressures faced by federal customers.

The EMEA sector grew revenue from £779m to £820m with growth in Consulting and Managed Services more than offsetting a reduction in Integrated Systems. EMEA achieved organic growth in revenue of 4.5% (2007: 2.2% decline).

Orders and backlog

	2008 £m	2007 £m	2006 £m
Orders			
QinetiQ North America	607.1	416.0	227.9
EMEA	662.5	783.7	579.0
Ventures	7.5	14.3	9.8
Total	1,277.1	1,214.0	816.7
Funded backlog			
QinetiQ North America	300.5	210.7	129.2
EMEA (1)	640.8	632.6	474.7
Ventures	6.4	7.6	4.5
Total	947.7	850.9	608.4

(1) Excluding remaining £4.7bn (2007: £4.8bn, 2006: £5.0bn) in respect of LTPA contract

Total orders increased by 5.2% during the year against a strong comparative that included £157m total orders from the large multi-year contracts for the Combined Aerial Target System and Typhoon programme.

QNA order growth was driven by strong levels of contract awards across the sector. In particular, the business received over $200m of additional contract funding for TALON(R) robots. In addition to the funded backlog, the QNA sector has unfunded backlog of over £350m ($700m). The unfunded backlog principally derives from multi-year US Government contracts for which only one year of funding has yet been released. QinetiQ's positions on Government Wide Acquisition Contracts (GWAC) and IDIQ contracts add significant further visibility to the accessibility of future revenues.

The Group's strong orders performance has resulted in a book to bill ratio (excluding the LTPA) of 1.1:1 (2007: 1.2:1), in line with our target of 1.1:1.

Underlying operating profit

	2008 £m	2007 £m	2006 £m
Underlying operating profit			
QinetiQ North America	62.1	39.9	24.5
EMEA	80.0	73.0	73.7
Ventures	(15.1)	(6.9)	(7.5)
Total	127.0	106.0	90.7
Underlying operating profit margin	9.3%	9.2%	8.6%

Underlying operating profit has increased by 20% to £127.0m through organic growth in the EMEA and QNA sectors and the contribution from the new acquisitions partly offset by the planned increase in investment in Ventures. On a constant currency basis, using the average exchange rate for the prior year, QNA would have contributed an additional £3.0m of operating profit.

Underlying operating profit margin has improved to 9.3% (2007: 9.2%), driven largely by changes in the revenue mix with strong product and spares demand in the Technology Solutions business in QNA, offset by the planned increase in investment in Ventures.

Cash flow

Group cash inflow from operations before investing activities was £138.3m (2007: £107.0m). The Group had an underlying operating cash conversion of 77%, in line with the Group target of 80% over the medium term, compared to 56% in the prior year. The benefit of approximately £20m cash collection from high levels of MOD debtors during the first few weeks of the year was offset by investment in product related working capital and pre contract costs relating to the DTR bid.

Investment in acquisitions in the year totalled £106.7m (2007: £137.2m).

The Group paid £17.7m of US corporation tax in the year, £5.9m of which relates to the prior year disposal of AFS. In the UK no cash tax was paid due to the availability of deductions for research and development relief and additional pension contributions made in previous years. Going forward this cash tax profile is expected to continue for the next 2-3 years.

Dividend payments of £24.9m were made in the year comprising the final dividend of £16.2m for the year ended 31 March 2007 (paid in August 2007) and an interim dividend of £8.7m (paid in February 2008).

During the period the company has provided £12.8m of funding to the trustees of its employee share scheme trusts to allow them to purchase shares in the Company to hedge outstanding share options and other share based awards that have been made since IPO. The trusts acquired 7.3m shares at an average price of 175p.

As part of the EMEA reorganisation programme to re-position the business in the year to 31 March 2008 there was a cash outflow of £5.6m. A further outflow of £27.0m is expected in the first half of the year to 31 March 2009 when the programme completes.

QinetiQ North America

Financials

	2008 £m	2007(1) £m	2008 $m	2007(1) $m
Revenue				
Technology Solutions	176.0	134.8	353.2	257.9
Systems Engineering	104.0	98.4	208.7	188.3
IT Services	164.8	111.8	330.6	213.8
Mission Solutions	95.4	13.2	191.5	25.3
Total	540.2	358.2	1,084.0	685.3
Underlying operating profit	62.1	39.9	124.9	75.8
Underlying operating margin	11.5%	11.1%	11.5%	11.1%
Orders				
Technology Solutions	211.2	155.4	424.3	296.5
Systems Engineering	121.8	128.1	244.7	244.5
IT Services	173.8	125.2	349.2	238.8
Mission Solutions	100.3	7.3	201.4	13.9
Total	607.1	416.0	1,219.6	793.7
Book to bill ratio	1.12:1	1.16:1	1.13:1	1.16:1
Funded backlog	300.5	210.7	598.0	413.0

(1) Prior year Technology Solutions and IT Services results have been restated to reflect the transfer of part of the IT Services business to the Technology business. The transferred business unit reported turnover of £7.7m ($15.4m) in the prior period and orders of £8.4m ($16.9m).Total QinetiQ North America results are unchanged.

The Mission Solutions business was formed with the acquisition of Analex Corporation in March 2007. Prior period Mission Solutions and IT Services

results have been restated to reflect the transfer of an element of the IT Services business acquired with OSEC in 2007 to the Mission Solutions business.

Revenue increased by 51% to £540m. 2008 included first time contributions of £55.3m from acquisitions made in the year. The business delivered strong organic growth of 17.5% on a constant currency basis.

Underlying operating margin has improved 40 basis points to 11.5% driven by strong product revenue, principally from TALON(R) and LAST Armor and an unusually high level of TALON(R) spares sales.

The book to bill ratio continues to be above the Group medium term target of 1.1:1 reflecting the business' ability to grow at a rate above the overall level of growth in US Government defence and security budgets.

In addition to the funded orders reflected in the table above, QNA has further forward visibility of income through unfunded backlog of over $700m principally reflecting business awarded to QinetiQ on multi year contract awards, where funding is released on an annual basis. Further opportunities exist through QinetiQ's position on large IDIQ contracts such as the $400m IDIQ award for TALON(R) and from GWAC vehicles such as the $50bn Alliant (subject to resolution of protests from other bidders), $45bn EAGLE and $12bn Encore II contracts to provide IT Services to US Government agencies.

Acquisitions

QNA made five acquisitions during the year, strengthening its capabilities in robotics technologies, IT programmes and mission critical services provided to the US intelligence community.

The two largest acquisitions in the year were ITS Corporation for £43.1m and 3H Technology LLC for £26.2m. These acquisitions enhanced our IT Services business.

The integration of the North American acquisitions continues to progress well, with increasing recognition of the QinetiQ brand, tangible evidence of bidding synergies and integration cost savings funding business development initiatives. The Group continues to see a healthy pipeline of further acquisition opportunities in North America, although vendor price expectations remain high.

Technology Solutions

The Technology Solutions business provides high-end technology research services and defence and security related products to the US DoD, other government agencies and commercial customers in North America. The business conducts funded technology research and development services for US defence and security organisations and develops products using the intellectual property derived from such research.

Revenue grew by 31%. The business has experienced strong organic growth (in constant currency) of 35% due to continued high demand for TALON(R) robots and spares and LAST (R) Armor products. In the year, the business delivered $176.3m (2007: $111.6m) of TALON(R) revenue with new product shipments of 800 units contributing $94.0m (2007: $66.0m). LAST (R) Armor contributed $41.3m to revenue

in the year. The book to bill ratio for the Technology Solutions business was 1.20:1 (2007: 1.15).

Systems Engineering

The Systems Engineering business offers expertise in independent support for the procurement, development, modification and fielding of key military and missile defence equipment to US government agencies, of which the US DoD is the prime customer. After excluding £6.1m ($11.8m) of revenue generated from the Air Filtration Systems business sold in February 2007, organic growth in revenue was 18.2%. This has been driven largely by increased demand for both logistics services and software engineering work by the business's US Army customers.

The business won a five year task order valued at over $35m to provide technical publication services to support the US Army Aviation & Missile Command. The business was also awarded a $13.3m five year contract (including options) to provide technical services, systems engineering and management expertise to the Apache Attack Helicopter Project Manager's Office.

IT Services

The IT Services business provides solutions to a range of US government agencies, particularly the US DoD and the DHS. Key offerings include enterprise architecture, software development and systems integration, network engineering and operations, and energy and environmental engineering. Despite US federal IT spending budget pressures with funds diverted to ongoing operations in Iraq and Afghanistan, the business achieved organic growth of 6.7% during the year. This reflects the focus on high end IT services for mission critical systems which are less exposed to fluctuations in US federal IT spending.

The QNA position on the $45bn EAGLE and $12bn Encore II contract vehicles provide the business with significant opportunities for future growth. QNA was also awarded a position on the $50bn, 10 year Alliant contract. The Alliant contract vehicle is currently being protested by unsuccessful bidders but we are confident that QinetiQ will remain as a participant when this protest is resolved.

Mission Solutions

The Mission Solutions business was established following the acquisition of Analex Corporation in March 2007. The business has trusted experts in the fields of information technology, mission assurance, system design and programme security. Services are provided to NASA and US intelligence agencies on both defence and security applications. Mission Solutions focuses on high growth markets and is principally centred on providing solutions in command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR) to support customers in meeting their mission critical needs. The business achieved organic growth in revenue of 4.5%.

The Mission Solutions business was awarded a five year $30m follow-on contract to provide support to the Counterintelligence Field Activity (CIFA). The award of this contract highlights the business' trusted relationships with CIFA as this contract follows an earlier agreement awarded in December 2003.

QinetiQ EMEA

Financials

	2008 £m	2007 £m
Revenue		
Managed Services	370.7	336.2
Consulting	105.4	97.5
Integrated Systems	268.2	270.7
Applied Technologies	75.8	74.9
Total	820.1	779.3
Underlying operating profit	80.0	73.0
Underlying operating margin	9.8%	9.4%
Orders		
Managed Services	195.5	301.8
Consulting	121.2	117.2
Integrated Systems	264.9	288.6
Applied Technologies	80.9	76.1
Total	662.5	783.7
Book to bill ratio	1.05:1	1.29:1
Funded backlog (1)	640.8	632.6

(1) Excluding remaining £4.7bn (2007: £4.8bn, 2006: £5.0bn) in respect of LTPA contract

Revenue increased by 5.2% in EMEA (2007: 2.2% decline), with organic growth of 4.5%. The Managed Services and Consulting businesses in particular have strengthened their position, delivering revenue from the Combined Aerial Target System (CATS) and Typhoon contracts won in 2007.

Underlying operating profit improved by 40 basis points to 9.8% reflecting the benefits of improved revenue growth and ongoing programmes to improve business efficiency.

Funded backlog including the remainder of the LTPA amounted to £5.3bn at the year end (2007: £5.3bn)

EMEA reorganisation and portfolio review

The EMEA sector was reorganised during the year and with effect from 1 April 2008 operates through four offering based businesses; Integrated Systems, Applied Technologies, Managed Services and Consulting. The analysis of 2007 and 2008 orders and revenue is reported in line with the new sectors. The principal movements are in the reallocation of the MOD Research and Security & Dual Use businesses which largely move to Integrated Systems and Applied Technologies respectively. Additionally tasking orders and certain other accreditation services move from Procurement & Capability Support to Managed Services.

The reorganisation provided the opportunity to consolidate business groups into

the four new sectors, eliminating duplicate overhead roles. An investment of £32.6m in rationalisation is now expected to yield sustainable annual benefits of at least £12m per annum from the second half of calendar 2008.

A portfolio review of the EMEA sector is underway to identify any non core activities. The review may lead to further strategic partnering, IP licensing, new venture creation or exits from certain non core activities.

Managed Services

The Managed Services business provides long-term, technology-rich outsourced services to Government customers and independent accreditation services. The business focuses on transformational opportunities through the deployment of QinetiQ's broad and distinctive technical capabilities.

Revenue growth of 10% in Managed Services reflects the strong order flow in both 2007 and 2008 and £9m of additional LTPA revenue on closing out the first five year pricing period.

The 25 year Long Term Partnering Agreement (LTPA) established QinetiQ as a trusted adviser to MOD, provides a platform for further growth and positions QinetiQ as a technology independent accreditation services supplier to Governmental and prime manufacturer organisations. Our composite average performance scoring during the first five year period of the LTPA to 31 March 2008 was 92.6% against a minimum target of 80%, with a score of 95.1% for last year. The pricing negotiations for the second five year period that commenced on 1 April 2008 set the price at £951m and confirmed the capabilities required by the customer for this period.

The single largest incremental growth opportunity for Managed Services is Package 1 of the UK MOD Defence Training Rationalisation Programme (DTR). Pre-contract funding was confirmed in April 2008, which will support detailed planning for the contract. During the year £7.1m of bid costs were capitalised with respect to the Group's preferred bidder status, which is lower than the expected spend due principally to the timing of due diligence work streams. Up to £15m of costs are expected to be capitalised during the next 12 months as the contract progresses through to financial close expected by the end of 2009.

Consulting

Consulting delivers outstanding client impact through QinetiQ's unique and distinctive combination of technical and process insight, innovation and integrity. The business delivers decision and project support for both civil and defence customers, reducing risk, increasing programme coherence and providing cost modelling services. Areas of expertise include security, transportation, aerospace, energy, environment and safety.

Revenue increased by 8.1% to £105.4m, of which organic growth was 5.6%. The book to bill ratio of 1.15:1 supports the growth objectives for the business.

The Consulting business was part of the winning consortium for the Home Office's e-Borders project, an order worth up to £33m. It is well positioned to target a pipeline of larger opportunities, similar to the e-Borders programme and benefit from greater outsourcing by defence ministries across the EMEA region.

In line with QinetiQ's strategy to build valuable new market positions outside the UK the Group made its first three acquisitions in Australia in February 2008. The Australian defence market is similar to that in the UK and the budget of A$22bn (£10bn) is set to grow at 3% per annum in real terms to 2015. The acquisitions of Ball Solutions Group, Novare Group and AeroStructures Group, with collectively 300 employees, provide the opportunity to build on existing relationships that QinetiQ has developed with the Australian Department of Defence.

Integrated Systems

The Integrated Systems business focuses on delivering leading-edge technology capabilities into the air, land and sea arenas, primarily to defence customers. This business specialises in underwater systems, maritime platform systems, ground systems, sonar systems, intelligence solutions, distributed training and simulation, integrated airborne surveillance and space technologies. Its strategy is to grow through the pull through of research technology into the supply chain, which will be achieved both by leading consortia on research and development programmes and by acting as the technical authority or system integrator in the implementation of solutions in the defence supply chain.

Revenue and order intake remained relatively flat in year at £268.2m and £264.9m respectively. Growth in the integrated systems business was held back by the well publicised budget pressures at the MOD following the UK Government Comprehensive Spending Review which has significantly delayed the letting of new supply contracts.

The Integrated Systems business conducts a significant amount of the total customer funded research and development activities within EMEA. QinetiQ continues to retain its position as the leading independent provider of research services to MOD. The 3.3% decline in MOD research across the Group was lower than expected despite the further opening of the MOD research budget to competition. Total MOD research revenue across the EMEA business was £166.7m (2007: £172.4m). The success in maintaining research revenue reflects QinetiQ's deep understanding of its customers' needs allied to the increased partnering with internationally recognised experts within universities and industry. The MOD research budget available to industry is fully open to competition with effect from 1 April 2008 (2007: 83%).

Applied Technologies

The Applied Technologies business addresses opportunities in the core defence market together with growing physical security, digital security and energy & environment sectors. The repeatable technology propositions it develops principally derive from customer funded research and development programmes.

Total revenue increased by £0.9m to £75.8m during the year, reflecting the part year benefit of the Boldon James acquisition. Boldon James is a provider of secure messaging software for military, government and security customers worldwide, enhancing QinetiQ's portfolio of security based products, broadening the customer base and providing additional routes to market.

The Applied Technologies business developed the SPO stand off threat detection system, a passive device capable of identifying potential concealed threats located on individuals from distance, without requiring people to slow their

pace or pass through a physical portal. A number of units were sold by our North American business to the US Transportation Security Administration (TSA) as part of a package of measures under an indefinite delivery/indefinite quantity (IDIQ) contract that allows for additional purchases over the next two years.

QinetiQ Ventures

Financials

	2008	2007

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	£m	£m
Revenue	5.7	12.0
Operating loss	(15.1)	(6.9)
Orders	7.5	14.3
Funded backlog	6.4	7.6

The reduction in reported orders, revenue and backlog in 2008 reflects the transfer of businesses previously consolidated into the QinetiQ Venture fund, which is now equity accounted, and certain one-off license revenue booked in the prior year.

Operating losses, which include the Group's share of the QinetiQ Venture fund, increased to £15.1m for the year reflecting the planned increased level of QinetiQ revenue investment in the Ventures portfolio.

Venture fund

In August 2007 QinetiQ created with Coller Capital a new technology venture fund to accelerate the development and value realisation of seven of its venture investments. Both QinetiQ and Coller Capital have committed to fund up to £20m each over the initial five year life of the fund.

The QinetiQ Ventures LP fund has made good progress during the short period since its creation in August 2007. The ZBD zero power shelf-edge labelling display business announced further trials with Tesco in March 2008. Omni-ID won the "Best in show" award at the RFID Journal's 2008 showcase exhibition which provided exposure to a number of potential customers.

Ventures transferred into the QinetiQ Ventures LP fund include:

Name	Ownership	Activity at point of Contribution
Intrinsiq Materials Ltd	100%	Test and production of nanomaterials
Omni-ID Ltd	100%	Low cost RFID tagging
Quintel Technology Ltd	50%	3G mast sharing antennas
Aurix Ltd	88%	Audio data mining
ZBD Displays Ltd	31.6%	Zero power LCD displays for retailers
Stingray Geophysical Ltd	19.9%	Geophysical survey technologies
Metalysis Ltd	16.3%	Low cost production of metal powder

£3.3m of cash funding was contributed to the QinetiQ Venture fund to accelerate development of the fund's portfolio companies.

Retained Ventures

The Tarsier(R) runway foreign object detection (FOD) system was designed to monitor operating runways and provide real time information in support of improving safety standards and improving aircraft throughput at airports across the world. A supplemental camera system has been developed during the year to provide day and night visual capabilities alongside the radar detection and imaging. Operational highlights from Tarsier(R) include:

* Landmark order from BAA Heathrow for an installation of 4 radar and camera units covering both runways;
* Radar installation at Dubai airport now ready to go live;
* Order from Doha International Airport for radar units secured;
* Order from Vancouver International Airport for camera units secured;
* Ongoing successful trials at TF Green Airport in Warwick, Rhode Island on behalf of the Federal Aviation Administration (FAA).

Sciemus the insurance risk assessment specialist, in which the Group hold a 10.7% interest completed an external funding round in which the Group participated, allowing an increase in fair value of £3.2m to be recognised through equity.

Other Group financial information

Net debt and liquidity

At 31 March 2008 net debt was £379.9m an increase of £79.1m on the prior year. 91% of the Group's debt is denominated in dollars. The ratio of net debt to pro-forma EBITDA was 2.27:1 (2007:2.11:1). The increase in net debt reflects investment in acquisitions.

As at 31 March 2008, £233.3m of additional borrowing capacity was available to the Group, representing the unutilised element of the principal revolving credit facility. In August 2007 the Group exercised its second and final option to extend the duration of this facility by a further year to August 2012 and also negotiated a number of beneficial changes to its terms, including a lower margin on amounts drawn under the facility. The Group operated comfortably within its banking covenants during the year.

Pensions

The Group provides both defined contribution and defined benefit pension arrangements. The principal defined benefit scheme is the QinetiQ Pension Scheme which is closed to new entrants.

A consolidated summary of the position of the defined benefit schemes is shown below:

	2008 £m	2007 £m
Schemes' assets	784.2	794.1
Schemes' liabilities	(807.6)	(884.9)
Schemes' deficit before deferred tax	(23.4)	(90.8)
Deferred tax asset	6.5	27.1
Net pension liability	(16.9)	(63.7)

The £46.8m reduction in net pension liability in the year is primarily driven by an increase in the discount rate. The higher discount rate reflects current volatility in global equity and debt markets and consequent wider spreads in the AA bond yields mandated for accounting purposes. This is partially offset by increases in inflation rate and mortality assumptions used to value the scheme liabilities. The net pension liability based on a notional discount rate of 5.6% reflecting average credit spreads over the past nine years would be closer to £220m, assuming all other factors influencing the scheme valuation remain unchanged.

The key assumptions used in the IAS 19 valuation are:

Assumption	31 March 2008	31 March 2007
Discount rate	6.6%	5.4%
Inflation	3.5%	3.1%
Salary increase	5.0%	4.6%
Mortality male*	88	86
Mortality female*	91	89

* Future pensioner (currently aged 40)

Each assumption is selected by management in consultation with the Company actuary and taking account of the industry practice amongst comparator listed companies. During the year the Group adjusted its mortality assumptions from the short cohort to medium cohort basis. The sensitivity of each of these key assumptions is shown in the table below and this illustrates how a small change in each assumption can have a material effect on the magnitude of the IAS 19 calculated deficit.

Assumption	Change in assumption	Indicative effect on scheme liabilities
Discount rate	Increase/decrease by 0.1%	Decrease/increase by £21m
Inflation and salary increase	Increase/decrease by 0.1%	Increase/decrease by £19m
Life expectancy	Increase by 1 year	Increase by £16m

During the year the net pension cost charged to the income statement, before curtailments, for the defined benefit scheme was £30.5m (2007: £41.6m). Contributions to defined contribution pension schemes amounted to £14.6m (2007: £13.4m).

During the year the Group announced its intention to change the terms of the

defined benefit section of the pension scheme from June 2008. Key changes include raising the normal pension age from 60 to 65 supplemented by a range of options that allow the employee to maintain future benefit accrual at rates similar to their current levels, based on a higher rate of employee contribution, or to retain current employee contribution levels by accepting a reduction in the rate of future benefit accrual. The changes will not affect past service obligations and the Group is not making any additional cash funding to the scheme as part of these arrangements. Future cost increases driven by changes to actuarial assumptions such as mortality rates will be dealt with through a risk sharing agreement between the Company and its employees.

The pension charge for the year to March 2009 is expected to be lower than the current year due to the changes in the terms of the defined benefit pension schemes, based on the assumptions prevailing at the year end. The Group's cash funding of the QinetiQ Pension Scheme will remain unchanged at 17.5% of pensionable salaries.

Research & Development

Research and development (R&D) is a significant focus for the Group with the majority of R&D related expenditure incurred on behalf of customers as part of specific funded research contracts from customers. R&D costs are included in the relevant income statement cost category and R&D income is reflected within revenue. In the financial year the Group recorded £560.6m (2007: £520.1m) of total R&D related expenditure, of which £547.8m was customer funded work (2007: £511.1m).

In the year to 31 March 2008 £12.8m (2007: £9.0m) of internally funded R&D was charged to the income statement. £1.4m (2007: £3.2m) of late stage development costs were capitalised and £1.5m (2007: £1.5m) of capitalised development costs were amortised in the year.

Finance costs

Net finance costs increased to £18.0m (2007: £12.0m). A higher level of average borrowings from acquisitions at the end of last year and in the first quarter of this year was partially offset by lower average interest rates on the predominantly dollar denominated borrowings. The interest cover ratio, measured as underlying EBITDA : net finance costs, was 9.2 times (2007: 11.7 times).

Profit before tax

Profit before tax, non-recurring items, disposals and acquisition amortisation increased by £15.0m to £109.0m, a rise of 16%. The growth includes the acquisitions made in this financial year and the benefit of a full year contribution from the Analex acquisition, completed in March 2007.

Tax

The underlying effective tax rate for the year is 19% compared to 21% in the prior year. The Group's statutory effective tax rate was 8% (2007: 23%).

Profit for the year

The underlying performance of the Group after allowing for non-recurring events

and amortisation of acquired intangible assets is shown below:

	2008 £m	2007 £m
Profit for the year	47.4	69.0
Minority interest	-	-
Profit for the year attributable to equity shareholders of the parent company	47.4	69.0
EMEA reorganisation	32.6	-
Loss/(gain) on business divestments and unrealised impairment of investment	7.0	(4.6)
Profit on disposal of non current assets	-	(3.3)
Amortisation of intangible assets arising from acquisitions	18.0	12.6
IPO related items	-	-
Tax impact of items above	(17.0)	0.4
Brought forward tax losses utilised	-	-
Underlying profit forthe year attributable to equity shareholders of the parent company	88.0	74.1

Non-recurring items that have been excluded from underlying profit relate to gains on business divestments, EMEA reorganisation costs, investment impairment and profits on disposal of non-current assets, principally surplus property. The Board believes that the underlying profit provides a better representation of the Group's long-term performance trends.

Earnings per share

Underlying earnings per share increased by 19% to 13.4p compared to 11.3p in the prior year. Basic earnings per share decreased from 10.5p to 7.2p, principally as a result of the £32.6m cost of the EMEA reorganisation.

Dividend

The Board is recommending a final dividend of 2.92p per share (2007: 2.45p) bringing the total dividend for the year to 4.25p per share (2007: 3.65p), representing an increase of 16%. The proposed dividend is 3.2 times covered by underlying earnings (2007: 3.1 times).

The record date for the final dividend will be 8 August 2008. Subject to approval at the Annual General Meeting, the final dividend will be paid on 5 September 2008.

Employees

At 31 March	2008	2007
QNA	5,699	4,258
EMEA	8,209	8,231
Ventures	77	82
Corporate	80	210
Group	14,065	12,781

As at 31 March 2008 the Group employed 14,065 people, a rise of 10% on the prior year. In EMEA the net decrease in the UK employee base through normal in-year attrition and departures under the restructuring programme was offset by the acquisitions in Australia and of Boldon James in the UK. The acquisitions in North America increased staff numbers by 988. Reorganisation of the EMEA business is expected to result in a reduction of up to 320 positions, as a result of which 51 employees had left at 31 March 2008.

Consolidated income statement for the year ended 31 March

all figures in £ million	note	2008 Before restructuring and acquisition amortisation	2008 EMEA reorganisation	2008 Total	2007 Before acquisition amortisation	2007 Acquisition amortisation	2007 Total
Revenue	2	1,366.0	-	1,366.0	1,149.5	-	1,149.5
Employee costs		(576.2)	(32.6)	(608.8)	(513.4)	-	(513.4)
Third-party project costs		(333.2)	-	(333.2)	(258.7)	-	(258.7)
Other operating costs excluding depreciation and amortisation		(296.6)	-	(296.6)	(246.7)	-	(246.7)
Share of post-tax loss of equity accounted joint ventures and associates		(4.0)	-	(4.0)	(1.2)	-	(1.2)
Other income		9.0	-	9.0	11.0	-	11.0
EBITDA (earnings before interest, tax, depreciation and amortisation)		165.0	(32.6)	132.4	140.5	-	140.5
Depreciation of property, plant and equipment		(33.0)	-	(33.0)	(31.7)	-	(31.7)
Amortisation of intangible assets		(5.0)	(18.0)	(23.0)	(2.8)	(12.6)	(15.4)
Group operating profit	2	127.0	(50.6)	76.4	106.0	(12.6)	93.4
(Loss)/gain on business divestments and unrealised impairment of investment	3	(7.0)	-	(7.0)	4.6	-	4.6
Profit on disposal of non-current assets		-	-	-	3.3	-	3.3
Finance income		3.6	-	3.6	4.2	-	4.2
Finance expense		(21.6)	-	(21.6)	(16.2)	-	(16.2)
Profit before tax		102.0	(50.6)	51.4	101.9	(12.6)	89.3

Taxation (20.2) 16.2
(4.0) (25.0) 4.7 (20.3)
Profit for the year 81.8 (34.4)
47.4 76.9 (7.9) 69.0

Profit attributable to:
Equity shareholders of the parent company 81.8 (34.4)
47.4 76.9 (7.9) 69.0
Minority interest - -
- - - -
81.8 (34.4)
47.4 76.9 (7.9) 69.0

Earnings per share
Basic 4
7.2p 10.5p
Diluted 4
7.2p 10.3p
Underlying 4
13.4p 11.3p

Consolidated balance sheet as at 31 March

all figures in £ million	2008	2007 Restated
Non-current assets		
Goodwill	437.4	71.9
Intangible assets	109.1	66.1
Property, plant and equipment	332.4	341.5
Financial assets	15.3	18.8
Equity accounted investments	9.3	0.3
Other investments	14.7	28.5
Deferred tax asset	-	11.0
	918.2	838.1
Current assets		
Inventories	56.9	39.5
Financial assets	7.4	4.0
Trade and other receivables	469.0	401.2
Current tax	3.0	-
Investments	1.3	4.0
Non-current assets classified as held for sale	1.8	1.8
Cash and cash equivalents	24.5	20.0
	563.9	470.5
Total assets	**1,482.1**	**1,308.6**
Current liabilities		
Trade and other payables	(374.4)	(340.0)
Current tax	-	(6.9)
Provisions	(31.8)	(1.1)
Financial liabilities	(11.8)	(15.9)
	(418.0)	(363.9)
Non-current liabilities		
Retirement benefit obligation (gross of deferred tax)	(23.4)	(90.8)
Deferred tax liability	(30.8)	(30.2)
Provisions	(13.9)	(13.1)
Financial liabilities	(415.3)	(327.7)
Other payables	(47.7)	(5.5)
	(531.1)	(467.3)
Total liabilities	**(949.1)**	**(831.2)**
Net assets	**533.0**	**477.4**
Capital and reserves		
Ordinary Shares	6.6	6.6
Capital redemption reserve	39.9	39.9
Share premium account	147.6	147.6
Hedging and translation reserve	(21.3)	(13.1)
Retained earnings	360.1	296.3
Capital and reserves attributable to shareholders of the parent company	532.9	477.3
Minority interest	0.1	0.1
Total shareholders' funds	533.0	477.4

Consolidated cash flow statement for the year ended 31 March

all figures in £ million	2008	2007
Profit for the year	47.4	69.0
Taxation expense	4.0	20.3
Net finance costs	18.0	12.0
(Loss)/gain on business divestments and unrealised impairment of investment	7.0	(4.6)
Profit on disposal of non-current assets	-	(3.3)
Depreciation of property, plant and equipment	33.0	31.7
Amortisation of intangible assets	23.0	15.4
Share of post-tax loss of equity accounted joint ventures and associates	4.0	1.2
Increase in inventories	(17.3)	(15.5)
Increase in receivables	(49.0)	(33.9)
Increase in payables	36.7	27.0
Increase/(decrease) in provisions	31.5	(12.3)
Cash inflow from operations	138.3	107.0
Tax paid	(17.7)	(3.3)
Interest received	1.7	4.2
Interest paid	(20.0)	(13.8)
Net cash inflow from operating activities	102.3	94.1
Purchase of intangible assets	(19.9)	(12.1)
Purchase of property, plant and equipment	(23.7)	(34.8)
Sale of property, plant and equipment	14.9	8.6
Equity accounted investments and other investment funding	(7.3)	(9.4)
Purchase of subsidiary undertakings	(106.7)	(137.2)
Net (debt)/cash acquired with subsidiary undertakings	(2.0)	2.9
Sale of interest in subsidiary undertakings	-	17.9
Net cash outflow from investing activities	(144.7)	(164.1)
Net costs from IPO	-	(2.0)
Cash outflow from repayment of loans	-	(79.2)
Cash outflow from repayment of loan notes	(0.1)	(1.4)
Cash inflow from loans received	87.6	131.3
Cash inflow from loan notes issued	0.5	1.3
Payment of deferred finance costs	(0.5)	(0.4)
Purchase of own shares	(12.8)	-
Equity dividends paid	(24.9)	(22.7)
Capital element of finance lease rental payments	(3.2)	(5.9)
Capital element of finance lease rental receipts	3.0	3.5
Net cash inflow from financing activities	49.6	24.5
Increase/(decrease) in cash and cash equivalents	7.2	(45.5)
Effect of foreign exchange changes on cash and cash equivalents	(0.3)	(0.5)
Cash and cash equivalents at beginning of year	12.6	58.6
Cash and cash equivalents at end of year	19.5	12.6
Cash and cash equivalents	24.5	20.0

Overdrafts	(5.0)	(7.4)
Cash and cash equivalents at end of year	19.5	12.6

Consolidated statement of recognised income and expense for the year ended 31 March

all figures in £ million	2008	2007
Net loss on hedge of net investment in foreign subsidiaries	(3.3)	(14.4)
Decrease in fair value of hedging derivatives	(6.8)	(5.6)
Movement in deferred tax on hedging derivatives	1.9	2.0
Fair value gains on available for sale investments	3.2	10.0
Impairment of available for sale investments	(2.9)	-
Recycle of unrealised gain on disposal of businesses	(3.5)	-
Actuarial gains recognised in the defined benefit pension schemes	65.5	85.8
Decrease in deferred tax asset due to actuarial gains in pension deficit	(12.2)	(17.9)
Net income recognised directly in equity	41.9	59.9
Profit for the year	47.4	69.0
Total recognised income and expense for the year	89.3	128.9
Attributable to:		
Equity shareholders of the parent company	89.3	128.9
Minority interest	-	-
	89.3	128.9

Notes to the preliminary results announcement

1. Basis of preparation

Accounting policy

The financial information included within the preliminary announcement has been prepared using accounting policies consistent with International Financial Reporting Standards (IFRSs) as endorsed by the European Union. The accounting policies followed are the same as those published by the Group within its Annual Report for the year ended 31 March 2007 which is available on the Group's website, www.QinetiQ.com. With effect from 1 April 2007 the Group has adopted IFRS 7, Financial Instruments: Disclosures. This introduces additional required disclosures for financial instruments, but does not have any impact on the consolidated income statement or balance sheet.

The following amendments and interpretations to published standards are also effective for accounting periods beginning on or after 1 April 2007:

* IFRIC 7, Applying the restatement approach under IAS 29;
* IFRIC 8, Scope of IFRS 2;
* IFRIC 9, Reassessment of embedded derivatives;
* IFRIC 10, Interim financial reporting and impairment; and
* IFRIC 11, IFRS2, Group and Treasury Share Transactions

* Amendment to IAS1, Presentation of financial statements - capital disclosures.

None of these have any significant impact on the Group's financial statements. Certain comparatives have been restated following the finalisation during the year of the fair values of acquisitions completed in the prior year. Further details as the restatements are provided in note 6.

Statutory information

The Board of Directors approved the preliminary announcement on 28 May 2008. Whilst the financial information included in this preliminary announcement has been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, this announcement does not itself contain sufficient information to comply with the all the disclosure requirements of IFRS and does not constitute statutory accounts of the Company within the meaning of section 240 of the Companies Act 1985. The auditors have reported on the results for the years ended 31 March 2008 and 31 March 2007. Their reports were not qualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. Statutory accounts for the year ended 31 March 2008 will be delivered to the Registrar of Companies following the Company's Annual General Meeting on 30 July 2008. Details of the resolutions to be proposed at that meeting will be included in the notice of Annual General Meeting that will be sent to shareholders.

2. Segmental analysis

Business segments

Year ended 31 March 2008

all figures in £ million	QinetiQ North America	Europe, Middle East & Australasia	Ventures	Eliminations	Total
Revenue					
External sales	540.2	820.1	5.7	-	1,366.0
Internal sales (1)	0.3	0.5	-	(0.8)	-
	540.5	820.6	5.7	(0.8)	1,366.0
Other information					
EBITDA before restructuring costs and share of equity accounted joint ventures and associates	66.2	112.1	(9.3)	-	169.0
Share of equity accounted joint ventures and associates	0.1	0.1	(4.2)	-	(4.0)
EBITDA before restructuring costs	66.3	112.2	(13.5)	-	165.0
Depreciation of property, plant and equipment - own equipment	(4.1)	(17.9)	(0.7)	-	(22.7)
Depreciation of property, plant and equipment - LTPA funded	-	(10.3)	-	-	(10.3)
Amortisation of purchased or internally developed intangible assets	(0.1)	(4.0)	(0.9)	-	(5.0)

```
  Group operating profit/(loss) before EMEA reorganisation and      62.1
(15.1)      -              127.0
  amortisation of intangible assets arising from acquisitions

80.0
  Amortisation of intangible assets arising from acquisitions       (16.2)
(1.8)                          -          -                (18.0)
  EMEA reorganisation                                              -
(32.0)                       (0.6)        -                (32.6)
  Group operating profit/(loss)                                    45.9
46.2                         (15.7)       -                76.4
  Loss on business divestments and unrealised impairment of
(7.0)
  investments
  Net finance expense
(18.0)
  Profit before tax
51.4
  Taxation expense
(4.0)
  Profit for the year
47.4
```

(1) Inter-segment sales are priced at fair value and treated as an arm's length transaction.

Segmental analysis continued

Business segments

Year ended 31 March 2007

all figures in £ million   Europe, Middle East &
Australasia   Ventures   Eliminations   Total

More to follow, for following part double-click [nRn3b3648V]

REG-QINETIQ GROUP PLC FINAL RESULTS - PART 3

Released: 28/05/2008

Part 3 : For preceding part double click [nRn2b3648V]

QinetiQ North America

Revenue					
External sales	358.2	779.3	12.0	-	1,149.5
Internal sales (1)	0.6	-	-	(0.6)	-
	358.8	779.3	12.0	(0.6)	1,149.5
Other information					
EBITDA before share of equity accounted associates	43.1	102.2	(3.6)	-	141.7
Share of equity accounted associates	0.1	-	(1.3)	-	(1.2)
EBITDA	43.2	102.2	(4.9)	-	140.5
Depreciation of property, plant and equipment - own equipment	(3.2)	(20.8)	(0.7)	-	(24.7)
Depreciation of property, plant and equipment - LTPA funded	-	(7.0)	-	-	(7.0)
Amortisation of purchased or internally developed intangible assets	(0.1)	(1.4)	(1.3)	-	(2.8)
Group operating profit/(loss) before amortisation of intangible assets arising from acquisitions	39.9	73.0	(6.9)	-	106.0
		73.0			
Amortisation of intangible assets arising from acquisitions	(10.7)	(1.9)	-	-	(12.6)
Group operating profit/(loss)	29.2	71.1	(6.9)	-	93.4
Gain on business divestments and unrealised impairment of investment		4.6			
Profit on disposal of non-current assets		3.3			
Net finance expense		(12.0)			
Profit before tax		89.3			
Taxation expense		(20.3)			
Profit for the year		69.0			

(1) Inter-segment sales are priced at fair value and treated as an arm's length transaction

The segmental analysis has been modified from the prior year to align with the operational change in the year in which the Defence & Technology and Security & Dual Use sectors have been combined to form the EMEA segment.

3. (Loss)/gain on business divestments and unrealised impairment of available for sale investments

all figures in £ million	2008	2007
(Loss)/gain on business divestments	(1.8)	13.4
Unrealised impairment of available for sale investments	(5.2)	(8.8)
	(7.0)	4.6

The loss on business divestment of £1.8m represents the net book loss arising on the establishment of QinetiQ Ventures LP with Coller Capital involving the deconsolidation of certain previously consolidated subsidiaries (Intrinsiq Materials Ltd formerly named QinetiQ Nanomaterials Ltd, Aurix Ltd, Omni-ID Ltd and Quintel Technology Ltd) and investments (Metalysis Ltd, ZBD Displays Ltd and Stingray Geophysical Ltd) that were transferred into the fund at inception.

The current year unrealised impairment of investments relates to a £2.9m (2007:£8.8m) charge to the income statement in respect of the impairment in the carrying value of the quoted pSivida investment and a £2.3m charge in relation to the carrying value of other investments.

4. Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year (less those non-vested shares held by employee ownership trusts). For diluted earnings per share the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares arising from unvested share based awards including share options. Underlying earnings per share figures are presented below in addition to the basic and diluted earnings per share as the Directors consider this gives a more relevant indication of underlying business performance and reflect the adjustments for the impact of non-recurring items, amortisation of acquired intangible assets and tax thereon on basic earnings per share.

Year ended 31 March 2008

	Earnings £m	Weighted average number of shares million+	Per share amount pence
Basic	47.4	656.2	7.22
Effect of dilutive securities - options		3.5	(0.03)
Diluted	47.4	659.7	7.19

Underlying earnings per share

	Earnings £m	Weighted average number of shares million+	Per share amount pence
Basic	47.4	656.2	7.22
EMEA reorganisation costs	32.6		4.97
Amortisation of intangible assets arising from acquisitions	18.0		2.74
Loss on business divestments and unrealised impairment of investments	7.0		1.07
Tax impact of items above	(15.5)		(2.36)
Tax rate change	(1.5)		(0.23)
Underlying	88.0	656.2	13.41

+ The weighted average number of shares is calculated net of the shares held by the employee benefit trusts.

Year ended 31 March 2007

	Earnings £m	Weighted average number of shares million	Per share amount pence
Basic	69.0	656.6	10.51
Effect of dilutive securities - options		11.0	(0.17)
Diluted	69.0	667.6	10.34

Underlying earnings per share

	Earnings £m	Weighted average number of shares million	Per share amount pence
Basic	69.0	656.6	10.51

Amortisation of intangible assets arising from acquisitions	12.6		1.92
Gain on business divestments and unrealised impairment of investment	(4.6)		(0.70)
Profit on disposal of non-current assets	(3.3)		(0.50)
Tax impact of items above	0.4		0.06
Underlying	74.1	656.6	11.29

5. Business combinations

In the year to 31 March 2008 the Group made nine acquisitions as set out in the table below. If these acquisitions had been completed as at 1 April 2007 Group revenue for the year ended 31 March 2008 would have increased by £30.6m to £1,396.6m and Group profit before tax would have increased by £2.1m to £53.5m. The Group acquired five businesses based in the USA, three in Australia and one in the UK.

Acquisitions in the year to 31 March 2008

all figures in £ million	Initial cash consideration
QNA acquisitions	
ITS Corporation	43.1
Automatika, Inc	4.2
Applied Perception, Inc.	4.4
3H Technology LLC	26.2
Pinnacle CSI	3.0
EMEA acquisitions	
Boldon James Holdings Ltd	13.2
Ball Solutions Group Pty Ltd	3.5
AeroStructures Group	5.5
Novare Services Pty Ltd	3.6
	106.7

1 Initial cash consideration includes acquisition costs and price adjustments for working capital and net debt.

Set out below are the allocations of purchase consideration, assets and liabilities of the acquisitions made in the year and the adjustments required to the book values of the assets and liabilities in order to present the net assets of these businesses at fair value and in accordance with Group accounting policies. These allocations and adjustments are provisional.

all figures in £ million	Book value	Fair value adjustment	Fair value at acquisition
Intangible assets	1.4	44.2	45.6
Property, plant and equipment	2.5	-	2.5
Trade and other receivables	16.6	(0.1)	16.5
Other current assets	3.9	-	3.9
Trade and other payables	(10.3)	(0.5)	(10.8)
Cash and cash equivalents	4.5	-	4.5
Debt and other borrowings	(6.5)	-	(6.5)
Deferred taxation	(0.5)	(8.2)	(8.7)
Net assets acquired	11.6	35.4	47.0

Goodwill	71.9
	118.9
Consideration satisfied by:	
Cash	105.8
Deferred consideration	12.2
Total consideration	118.0
Related costs of acquisition	0.9
	118.9

The fair value adjustments include £44.2m in relation to the recognition of acquired intangible assets less the recognition of a deferred tax liability of £8.2m in relation to these intangible assets.

6. Restatement of prior year comparatives

IFRS 3 Business Combinations requires the Group to finalise the fair value of the provisional value of assets and liabilities acquired from business combinations within one year of the acquisition date except certain deferred tax balances. During the year the Group was required to adjust goodwill, intangible assets, deferred tax and accrued costs balances upon finalisation of the fair value of assets and liabilities on the prior year acquisitions of OSEC and Analex. These balances have been restated in the prior year comparatives as follows:

All figures in £ million	2007 As reported	2007 Adjustment	2007 Restated
Goodwill	373.1	(1.2)	371.9
Intangible assets	65.0	1.1	66.1
Deferred tax liability	(30.9)	0.7	(30.2)
Other net assets	70.2	(0.6)	69.6
Net assets	477.4	-	477.4

Glossary

AFS Inc	-	Aerospace Filtration Systems
AGM	-	Annual General Meeting
AMCOM	-	US Army Aviation & Missile Commnand
Backlog	-	the expected future value of revenue from contractually -committed and funded customer orders (excluding £4.7bn value of remaining 21 years of LTPA contract)

bn - billion

Book to bill ratio - ratio of orders received in the year to revenue for the year, adjusted to exclude revenue from the 25 year LTPA contract

BPS - Basis points

CATS - Combined Aerial Target Service

Compliance Principles - The principles underlying the Compliance Regime, covering impartiality, integrity, conflicts, confidentiality and security

US Department of Defense Counterintelligence Field Activity

CIFA - Corporate Responsibility

CR -

DARPA - US Defense Advanced Research Projects Agency

dstl - Defence Science & Technology Laboratory

DHS - US Department of Homeland Security

DISA - Defense Information Systems Agency
US Department of Defense

DoD -

DTR - MOD's Defence Training Rationalisation programme

EBITDA - earnings before interest, tax, depreciation, amortisation, gains on business divestments, unrealised impairment of investment and gain on disposal of non-current assets

EMEA - Europe, Middle East and Australasia

Earnings per share

EPS - European Space Agency

ESA -

EU - European Union

Free cashflow - Net cash flow from operating activities less the net cash flow from the purchase and sale of intangible assets and the purchase and sale of plant, property and equipment

GWAC - Governmental Wide Acquisition Contract

IAS - International Accounting Standard

IDIQ - Indefinite delivery indefinite quantity

IFRS - International Financial Reporting Standard

Interest cover - The number of times that net finance costs are covered by EBITDA

IP - Intellectual property

IPO - Initial Public Offering

KPI - Key Performance Indicator

LIBID - London inter-bank bid

LIBOR - London inter-bank borrowing rate

LSE - London Stock Exchange

LTPA - Long-Term Partnering Agreement - 25-year contract established in 2003 to manage the MOD's test and evaluation ranges

m - Million

MOD - Ministry of Defence

NASA (USA) - National Aeronautics and Space Administration

Non-recurring items and acquisition amortisation - IPO costs, major restructuring costs, disposals of property, plant and equipment, amortisation of intangible assets arising from acquisitions and impairment of goodwill and current assets

OEM - Original Equipment Manufacturer

Operating cash conversion - The ratio of cash flow from operations, less cash outflows on the purchase of intangible assets and property, plant and equipment and before additional pension contributions to operating profit excluding share of post-tax loss of equity accounted joint ventures and associates

Organic growth	- The level of year-on-year growth, expressed as a percentage, based on the businesses that were part of the Group at the start of the period
OSEC	- Ocean Systems Engineering Corporation
QNA	- QinetiQ North America Sector
R&D	- Research and development
RFID	- Radio frequency identification
SME	- Small and medium sized enterprises
TSR	- Total Shareholder Return
UK GAAP	- UK Generally Accepted Accounting Practices
Underlying effective tax rate	- The tax charge for the year excluding the tax impact of non -recurring items and acquisition amortisation expressed as a percentage of underlying profit before tax
Underlying operating cash conversion	- The ratio of cash flow from operations (excluding cash spend on major restructuring outflows on the purchase of intangible assets and before additional pension accounted joint ventures and associates)
Underlying operating margin	- Underlying operating profit expressed as a percentage of revenue
Underlying operating profit	- Earnings before interest, tax, IPO-related items (2006 only) gains on business realisations and impairment of investment (2007 only), profit on disposal of non-current assets and amortisation of intangible assets arising on acquisitions
Underlying profit before tax	- Profit before tax excluding IPO related items (2006 only) gains on business realisations and impairment of investment (2007 only), profit on disposal on non-current assets and amortisation of intangible assets arising from acquisitions

END

FR ARMTTMMMTTMP

REG-QINETIQ GROUP PLC HOLDING(S) IN COMPANY

Released: 23/05/2008
com:20080523:RnsW2223V

RNS Number : 2223V

QinetiQ Group plc

23 May 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: QinetiQ Group Plc
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold is crossed or reached if different): 22nd May 2008
6. Date on which issuer notified: 23rd May 2008
7. Threshold(s) that is/are crossed or reached: Gone below 5%
8. Notified details:

A: Voting rights attached to shares
Class/type of shares Situation previous to the Triggering transaction Resulting situation after the triggering transaction
if possible using the ISIN CODE
Number of Shares Number of Voting Rights Number of shares
Number of voting rights % of voting rights
Direct Direct Indirect
Direct Indirect
GB00B0WMWD03 33,045,436 33,045,436 N/A
N/A 32,974,036 N/A 4.99%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument Expiration date Exercise/ Conversion Period/ Date Number of voting rights that may be acquired if the % of voting rights
instrument is exercised/ converted.

Total (A+B)
Number of voting rights % of voting rights
32,974,036 4.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
BlackRock Investment Management (UK) Limited - 32,974,036 (4.99%)

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:
14. Contact name: Lynton D Boardman, Company Secretary, QinetiQ Group plc
15. Contact telephone number: +44 (0)1252 392000

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLPUUCCAUPRGAW

RECEIVED
2008 JUL -7 A 7:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-QINETIQ GROUP PLC DIRECTORATE CHANGE

Released: 21/05/2008
com:20080521:RnsU9441U

RNS Number : 9441U

QinetiQ Group plc

21 May 2008

Appointment of new Chief Financial Officer at QinetiQ

QinetiQ Group plc, one of the world's leading defence and security technology companies, is pleased to announce the appointment of David Mellors as Chief Financial Officer. It is anticipated that David will take up his new role with effect from the end of August 2008 when he will also join the QinetiQ Board as an Executive Director.

David, 39, joins from Logica PLC, the IT and business services group where he is the Deputy CFO. Previously he was the CFO of Logica's International division covering operations in North America, Australia, Middle East and Asia and prior to that the Group Financial Controller. Earlier experience included three years with Rio Tinto PLC and five years with Price Waterhouse. David is a member of the Institute of Chartered Accountants and was educated at Oxford University.

Commenting on his appointment Sir John Chisholm, Chairman of QinetiQ said: "I am delighted that David will be joining QinetiQ. He has extensive experience of working in a PLC environment, knowledge of the technology and services industry and a strong track record of working in overseas markets. On behalf of the Board, I welcome him to QinetiQ and look forward to him making a significant contribution to the development of the Group."

David joins QinetiQ following the announcement in January 2008 that Doug Webb would be leaving the Group to take up an appointment as Chief Financial Officer at The London Stock Exchange Group plc.

There are no details regarding David Mellors that require disclosure under section 9.6.13 (1) to (6) of the Listing Rules.

Register now for our electronic news alert service

by visiting the newsroom at

Notes for Editors:

* QinetiQ is a leading international defence and security technology business that was formed in July 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ has approximately 13,500 employees, who deliver technology-based services and exploit QinetiQ's strengths in technology research by selling systems solutions, products and licences to government and commercial customers in a spectrum of defence, security and related commercial markets.

* In February 2006, QinetiQ Group plc was listed on the London Stock Exchange (main market) and joined the FTSE250 in June 2006. In the year to 31 March 2007, QinetiQ delivered a 17.4 per cent rise in underlying operating profit before tax to £106.0m on turnover which rose by 9.3 per cent to £1,149.5m.

* Financial results for the year ending 31 March 08 are scheduled to be announced on Wednesday 28 May 2008.

For further information, please contact

David Bishop in the QinetiQ Press Office on Tel: +44 (0) 1252 39 4573 / 3500

Email: DJBishop@QinetiQ.com / PressOffice@QinetiQ.com

Or Nicola Smith at Citigate Dewe Rogerson

Email: Tel: +44 (0) 207 638 9571

This information is provided by RNS

The company news service from the London Stock Exchange

END

BOADFLBLVEBEBBF

REG-QINETIQ GROUP PLC DIRECTOR/PDMR SHAREHOLDING

Released: 13/05/2008
com:20080513:RnsM3098U

RNS Number : 3098U

QinetiQ Group plc

13 May 2008

QinetiQ Group plc

13 May 2008

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ

Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 12 May 2008 that the following Directors of the Company acquired Shares under the SIP on 9 May 2008, in each case, held through the Trustee:

Directors	Number of Shares acquired *	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Graham Love	84	4,930,796
Doug Webb	84	320,413

* The Number of Shares acquired includes 63 Partnership Shares acquired at 196.58 pence and 21 Matching Shares acquired at 196.58 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

13 May 2008

END

This information is provided by RNS

The company news service from the London Stock Exchange

END

RDSSFUFSDSASEII

REG-QINETIQ GROUP PLC NOTICE OF RESULTS

Released: 05/01/2008

RNS Number:5738T
QinetiQ Group plc
01 May 2008

QinetiQ Group plc

1 May 2008

QinetiQ Group plc, a leading international defence and security technology company, will be announcing its preliminary results for the year ended 31 March 2008 on 28 May 2008.

For further information please contact:

QinetiQ Media Relations: Dave Bishop; +44 (0)1252 39 4573; +44 (0) 7920 108675
QinetiQ Investor Relations: Ben Lewis; +44 (0)1252 39 2696; +44 (0) 7711 706100

END

NORILFIFEIILIIT